MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

    As Representatives of the several Underwriters

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

One Bryant Park

New York, New York 10036

January 27, 2012

Re:	U.S. Silica Holdings, Inc.
Registration Statement on Form S-1
Registration File No. 333-175636

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 2,711 copies of the Preliminary Prospectus dated January 17, 2012, were distributed during the period January 17, 2012 through 5:00 p.m., Eastern Standard Time, January 26, 2012, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of U.S. Silica Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on January 31, 2012, or as soon thereafter as practicable.

Very truly yours, MORGAN STANLEY & CO. LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kathryn Bergsteinsson
Name:	Kathryn Bergsteinsson
Title:	Executive Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]